UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Hackett Group, Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

404609109

(CUSIP Number of Common Stock)

Frank A. Zomerfeld, Esq.

General Counsel

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

(305) 375-8005

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

John B. Beckman, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, DC 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$55,000,000.00	$6,303.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $55 million in aggregate of up to 12,941,176 shares of common stock, $0.001 par value, at the minimum tender offer price of $4.25 per share.

**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by The Hackett Group, Inc., a Florida corporation (“Hackett” or the “Company”), on February 22, 2012, in connection with the Company’s offer to purchase up to $55 million in value of shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $5.00 nor less than $4.25 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, as amended, remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO, as amended. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase dated February 22, 2012 and the Letter of Transmittal.

ITEM 12.	EXHIBITS

(a)(1)(i)*	Offer to Purchase, dated February 22, 2012.

(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Internal Email Communication Material to Employees, dated February 23, 2012.

(a)(1)(vii)**	Internal Communication to Employees, Frequently Asked Questions, dated February 28, 2012.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release announcing the intention of the Hackett Group, Inc. (the “Company”) to conduct a modified Dutch Auction tender offer, dated February 21, 2012 (incorporated herein by reference to Hackett’s Tender Offer Statement on Schedule TO-C dated February 21, 2012).

(a)(5)(ii)	Press Release announcing the Company’s consolidated financial results for the fourth fiscal quarter of 2011, dated February 21, 2012 (incorporated herein by reference to Hackett’s Form 8-K dated February 21, 2012).

(a)(5)(iii)*	Summary Advertisement, dated February 22, 2012.

(b)*	Credit Agreement, dated February 21, 2012, among The Hackett Group, Inc., the material domestic subsidiaries of Hackett named on the signature pages thereto and Bank of America, N.A., as lender.

(d)(1)	Hackett’s 1998 Stock Option and Incentive Plan (incorporated herein by reference to Hackett’s Registration Statement on Form S-8 (333-64542)).

(d)(2)	Amendment to Hackett’s 1998 Stock Option and Incentive Plan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2001)).

(d)(3)	Hackett’s Employee Stock Purchase Plan, as amended (incorporated herein by reference to Hackett’s Registration Statement on Form S-8 (333-108640)).

(d)(4)	Form of Employment Agreement entered into between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Registration Statement on Form S-1 (333-48123)).

(d)(5)	Form of Employment Agreement entered into between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2001).

(d)(6)	Amendment to Employment Agreement between The Hackett Group, Inc. and1 Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 10-Q dated November 10, 2004).

(d)(7)	Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-Q dated November 10, 2004).

(d)(8)	Employment Agreement dated August 1, 2007 between The Hackett Group, Inc. and Robert A. Ramirez (incorporated herein by reference to Hackett’s Form 10-Q dated July 31, 2007).

(d)(9)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 8-K dated January 2, 2009).

(d)(10)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 8-K dated January 2, 2009).

(g)	Not applicable.

(h)	Not applicable.

*   Previously filed on Schedule TO

** Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

The Hackett Group, Inc.

Date: February 29, 2012	By:	/S/ TED A. FERNANDEZ
Ted A. Fernandez
Chief Executive Officer and Chairman of the Board